LOCKE LIDDELL & SAPP LLP	GOODWIN PROCTER LLP
2200 Ross Avenue, Suite 2200	Exchange Place
Dallas, Texas 75201	Boston, MA 02109
Facsimile: (214) 740-8800	Facsimile: (617) 523-1231

February 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Summit Properties Partnership, L.P. Schedule TO-I File No.: 5-53141

Ladies and Gentlemen:

     This letter is submitted on behalf of Summit Properties Partnership, L.P. (“Summit LP”) and Camden Property Trust (“Camden”) in response to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) as set forth in the Staff’s comment letter dated February 7, 2005 (the “Comment Letter”) concerning the above-referenced Schedule TO-I. The responses are numbered to correspond to the numbers of the Staff’s comment letter. Filed herewith is Amendment No. 1 to Schedule TO-I (“Amendment No. 1”).

Cover Page of Schedule TO-I

1.	The definition of “offeror” includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K (1) to Schedule TO). Please advise us why Camden Property Trust has not also been identified as an offeror in this tender offer. Before drafting your response, please review “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new offerors in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

RESPONSE NO. 1:

In response to the Staff’s comment, Camden has been added as an offeror on the cover and signature page to Amendment No. 1 and believes that it has satisfied the applicable requirements of Schedule TO in connection therewith.

Item 5 of Schedule TO-I — Past Contracts, Transactions, Negotiations and Agreements

2.	Advise us why Summit LP believes it has complied with this item requirement. The response to this item requirement directs the unit holder to sections of the Form S-4 that do not appear to provide the required disclosure. For example, a presentation of option arrangements may actually be found in a separate section titled, “The Transaction -Conflicts of Interest...”, but that section has not been incorporated by reference in response to this item.

RESPONSE NO. 2:

In response to the Staff’s comment, disclosure has been added in Amendment No. 1 under Item 5.

Item 7 of Schedule TO-I — Source and Amount of Funds or Other Consideration

3.	This response to this item requirement incorporates by reference from sections of the Form S-4 that appear exclusively dedicated to disclosure with respect to the merger consideration. Advise us why Summit LP believes it has adequately explained to unit holder the source and amount of funds and securities offered in exchange for their existing units.

RESPONSE NO. 3:

In response to the Staff’s comment, the sections of the consent solicitation/prospectus mailed to the limited partners of Summit LP (the “Prospectus”) incorporated by reference in Item 7 disclose the source and aggregate amount of funds with respect to both the cash consideration payable to holders of common stock of Summit Properties Inc. (“Summit”) in the merger and the cash consideration payable to holders of partnership units in the exchange offer. More specifically, please note that the $519.9 million of transaction costs referenced in the section of the Prospectus entitled “The Transaction—Transaction Financing” represents an aggregate of this cash consideration plus the other estimated cash costs relating to both the merger and the exchange offer.

Item 10 of Schedule TO-I — Financial Statements

4.	Advise us why the response to this item complies with Item 10 of Schedule TO and Item 1010(a)(1) of Regulation M-A.

RESPONSE NO. 4:

In response to the Staff’s comment, disclosure has been added in Amendment No. 1 under Item 10.

5.	Please confirm, if true, that the financial information appearing with respect to Camden on pages F-1 through F-13 of the Form S-4 has been delivered to unit holders of Summit

LP. See General Instruction 6 of Item 10 to Schedule TO and the corresponding telephone interpretation IH.7 in the July 2001 Supplement to the Manual of Telephone Interpretations publicly available on our website, www.sec.gov.

RESPONSE NO. 5:

In response to the Staff’s comment, this will confirm that the financial information appearing with respect to Camden on pages F-1 through F-13 of the Prospectus has been delivered to holders of partnership units.

Summary — The Exchange Offer, page 10

6.	The disclosure indicates that the tender offer is being made to each limited partner other than Summit. Advise us why excluding Summit from the tender offer does not contravene Rule 13e-4(f)(8)(i).

RESPONSE NO. 6:

In response to the Staff’s comment, Camden and Summit LP respectfully submit that, in light of the relationship between Summit and Summit LP and after taking into account the overall transaction, excluding Summit from the exchange offer to “outside” limited partners (i.e., limited partners other than Summit) does not violate the policy underlying Rule 13e-4(f)(8)(i) and presents no risk of harm to those whom the rule was designed to protect. Currently, Summit operates as an “umbrella” real estate investment trust, or “UPREIT.” As an UPREIT, Summit conducts substantially all of its business through Summit LP. Summit controls Summit LP in its capacity as sole general partner, and also holds partnership units in Summit LP. Partnership units held by Summit, equal to 1% of the outstanding total partnership units, are deemed to represent Summit’s general partner interest and the remainder represent limited partnership units. The limited partnership units are intended to have an economic value equal to that of a share of common stock of Summit.

Because the UPREIT structure links two entities in the operation of a single business enterprise, the acquisition of Summit’s operations and assets cannot be achieved without separate but related transactions being consummated at the Summit — level and the Summit LP — level. There would, in fact, be no business rationale for conducting the exchange offer in the absence of Camden’s acquisition by merger of Summit. As a result, Summit’s role in the exchange offer can only be properly understood when viewed against the backdrop of the overall transaction. When Summit merges with and into Camden Summit, Inc. (“Camden Summit”), a wholly owned subsidiary of Camden, it will in effect be transferring all of its general partner and limited partnership interests to Camden Summit by operation of law and Camden Summit will become the general partner and a limited partner of Summit LP from and after the closing.

In light of the UPREIT structure, the exchange offer is conditioned on the merger of Summit and Camden Summit being consummated and is anticipated to close immediately following the closing of the merger. As a result of the timing of the two transactions, the payment of cash in settlement of any hypothetical election by Summit (were it to be offered an opportunity to participate in the exchange offer) would be made to Camden Summit, as successor to Summit in the merger that closed immediately before the exchange offer closes. As disclosed in the Schedule TO-I, the funds used for closing the exchange offer will come from a financing arrangement entered into by Camden, the parent of Camden Summit. As a substantive matter, therefore, Camden would have paid itself in a transaction with no economic purpose or independent business rationale. No independent third party securityholder would ever receive these funds or have any rights to these funds. Accordingly, in the context of the overall transaction structure, Summit should not be viewed as an independent holder of partnership units being discriminated against in the exchange offer and thus does not require the protection of Rule 13e-4(f)(8)(i).

Without the protection of the all-holders and best-price provisions of Rule 13e-4(f)(8)(i), discriminatory tender offers could be effected by extending the offers to some securityholders but not others or by making offers to securityholders at varying prices. The exchange offer has been structured in compliance with Rule 13e-4(f)(8)(i) so that all outside limited partners have the opportunity to participate in the exchange offer on the same terms. The extension of this opportunity to Summit would have no substantive effect on the terms already offered to these outside limited partners and the exclusion of Summit from the exchange offer in no way precludes any outside limited partner from the same rights in the exchange offer as any other outside limited partner or adversely impacts the consideration being offered to such limited partner. Accordingly, Summit LP and Camden respectfully submit that inclusion of Summit in the exchange offer is not necessary in order to protect the outside limited partners to whom the exchange offer is addressed.

A Warning About Forward-Looking Statements, page 42

7.	The Private Securities Litigation Reform Act of 1995, by its terms, does not apply in connection with forward-looking statements made in the context of a tender offer. Please revise.

RESPONSE NO. 7:

In response to the Staff’s comment, disclosure has been added in Amendment No. 1 under Item 11.

Background of the Transaction, page 44

8.	At present, it appears unit holders have only been provided with a summarized history of the evolution of the offer price. Provide a more precise description of the method underlying the calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

RESPONSE NO. 8:

As discussed in Response No. 6, Summit and Summit LP operate collectively as an UPREIT. Accordingly, the limited partnership units are intended to have an economic value equal to that of a share of common stock of Summit. Pursuant to the existing partnership agreement of Summit LP (the “Existing Partnership Agreement”), each unit of Summit LP may be redeemed by the holder for cash equal to the fair market value of a share of Summit common stock, or at the election of Summit LP, one share of Summit common stock. Each limited partnership unit receives a quarterly distribution (and, if applicable, any special distribution) equal in amount to the quarterly dividend (and, if applicable, any special dividend) received by Summit stockholders. In keeping with the UPREIT structure, the limited partners are being offered the same value in the exchange offer as the merger consideration being offered to Summit stockholders in the merger.

The merger consideration, and, thus, the exchange offer consideration, was determined through an arm’s length negotiation process, with Camden, an unaffiliated third party, as described in detail in the Prospectus. This was not a circumstance in which, for example, it was necessary to undertake an appraisal of Summit LP’s assets for the purpose of valuing the limited partnership units separately from shares of Summit common stock or because the general partner was unilaterally establishing the exchange offer consideration. In addition, Summit received an opinion from JP Morgan Securities Inc. (“JP Morgan”) that the consideration to be received by the holders of Summit’s common stock (including with respect to equity securities convertible into, or redeemable by Summit under certain circumstances for, shares of Summit common stock, any holders thereof on an as-converted or as-redeemed basis, as the case may be) in the proposed merger was fair, from a financial point of view, to such holders. Furthermore, under the caption “Opinion of JPMorgan” on page 56 of the Prospectus, JP Morgan provided disclosure of the material financial analyses utilized by JP Morgan in connection with providing its opinion. This disclosure includes Stock Trading History Analysis, Comparable Public Company Analysis, Precedent Transactions Analysis, Dividend Discount Model Analysis, Liquidation/NAV Analysis and Historical Exchange Ratio Analysis. Based on the foregoing, Summit LP and Camden respectfully submit that the unit holders have received all material disclosure to ascertain the method used in deciding the amount of consideration offered to them in the exchange offer.

Opinion of JP Morgan page 56

9.	The disclosure on page 61 indicates that JP Morgan has provided services to both Camden and Summit for customary compensation. Revise to quantify the amount of fees that have been earned from Camden and Summit during the past two years. See Item 1015(b)(4) of Regulation M-A.

RESPONSE NO. 9:

In response to the Staff’s comment, disclosure has been added in Amendment No. 1 under Item 4.

Conflicts of Interest....page 62

10.	It appears that the disclosure provided in this section was intended in part to comply with General Instruction C to Schedule TO. Advise us why Summit LP believes it has complied with this disclosure requirement. We note, for example, that limited information has been provided with respect to the directors of Summit LP, and that we have otherwise been unable to locate a disclosure schedule or table with respect to the parties identified in General Instruction C.

RESPONSE NO. 10:

In response to the Staff’s comment, the Staff is advised that Summit LP is managed by Summit, in its capacity as the general partner of Summit LP. Consequently, Summit LP has no directors or executive officers. A table identifying all of the parties to the Existing Partnership Agreement has been added to Amendment No. 1 under Item 4 with respect to the parties identified in General Instruction C.

Consequences of Failure to Properly Tender Existing Units in the Exchange Offer, page 71

11.	Revise to indicate the source of legal authority governing the automatic conversion of existing partnership units for new units. For example, disclose which provision of the merger agreement, existing or new partnership agreement may be interpreted to require the automatic conversion.

RESPONSE NO. 11:

In response to the Staff’s comment, disclosure has been added in Amendment No. 1 under Item 4.

12.	Please advise us why the solicitation of consents in favor of the merger does not constitute an attempt to purchase the existing units outside of the tender offer in contravention of Rule 14e-5. See CoolBrands International, Inc./Eskimo Pie Corporation-action letter (available July 12, 2000).

RESPONSE NO. 12:

As discussed in Response No. 6 above, Summit operates as an UPREIT. Pursuant to the terms of the Existing Partnership Agreement, the outside limited partners of Summit LP have a contractual right to consent to various “extraordinary transactions” that Summit proposes to pursue. The types of transactions considered to be “extraordinary” are set forth in the Existing Partnership Agreement, and the proposed merger of Summit and Camden Summit is one such transaction. Because of this consent right, Summit LP prepared and mailed to each of the outside limited partners a consent solicitation seeking the requisite approval of the merger from the outside limited partners. Unlike the circumstances set forth in the CoolBrands International, Inc./Eskimo Pie Corporation no-action letter referred to in the Comment Letter, in which the requisite vote for the proposed merger (or alternatively an acceptance by the Eskimo Pie shareholders of the tender offer by CoolBrands) would result in the purchase of Eskimo Pie shares by CoolBrands, a vote in favor of the merger of Summit and Camden Summit by an outside limited partner will not result in either Summit LP or Camden purchasing the existing units of any outside limited partner. Rather, the receipt of such consent is only one of the conditions to the closing of the merger and if the merger closes the securities that are subject to the merger are shares of Summit common stock.

Rule 14e-5 protects investors by preventing an offeror from extending greater or different consideration to some securityholders outside the offer, while other securityholders are limited to the offer’s term. This is not the case in these related transactions. First, the merger consideration is being offered to holders of Summit common stock and the exchange offer is being offered to holders of partnership units in Summit LP. Second, in any event, no greater or different consideration is being extended to the Summit stockholders in relation to the limited partners. Rather, the limited partners are being offered the same value in the exchange offer as the merger consideration being offered to Summit stockholders in the merger.

Accordingly, Summit LP respectfully submits that the solicitation of consents in favor of the merger does not constitute an attempt to purchase the existing units outside of the exchange offer in contravention of Rule 14e-5.

13.	Revise to disclose the originally anticipated legal termination date of the partnership as described in the original partnership agreement.

RESPONSE NO. 13:

In response to the Staff’s comment, disclosure has been added in Amendment No. 1 under Item 4.

Capitalization, page 83

14.	The disclosure in this section, by implication, states the number of shares sought in the tender offer. In view of the requirement to have the tender offer extended to all holders of the subject class, and the disclosure obligation imposed by Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A, revise the disclosure in the Form S-4 to expressly indicate the number of shares in the subject class sought in the tender offer.

RESPONSE NO. 14:

In accordance with our response to Comment No. 6, Summit LP and Camden respectfully submit that no revision is necessary.

15.	To the extent the number of shares sought in the tender offer is increased to reflect the number of shares outstanding, please revise the cover page of Schedule TO in order to recalculate the new filing fee owed.

RESPONSE NO. 15:

In accordance with our response to Comment No. 6, Summit LP and Camden respectfully submit that no revision is necessary.

Where You Can Find More Information, page 114

16.	The SEC no longer maintains an office for inspection and copying of documents outside of Washington, DC. Please revise.

RESPONSE NO. 16:

In response to the Staff’s comment, page 114 of the Prospectus refers only to the SEC’s public reference room in Washington, D.C. and not to any office outside of Washington, D.C. Accordingly, no revision appears necessary.

Election Form

17.	The form improperly asks unit holders to certify that they have “read” the terms of the offer. Please revise to delete the requirement that unit holders certify that they have “read” the offer. Alternatively, amend the form to include a legend in bold typeface that indicates the offeror(s) neither view(s) the certification made by unit holders that they have read the offering materials as a waiver of liability and that the offeror(s) promise(s) not to assert that this provision constitutes a waiver of liability.

RESPONSE NO. 17:

In response to the Staff’s comment, disclosure has been added in Amendment No. 1 under Item 11.

     As requested in the Comment Letter, Summit LP and Camden acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and Summit LP and Camden may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please do not hesitate to contact Toni Weinstein of Locke Liddell & Sapp LLP, who represents Camden, at (214) 740-8580 or Suzanne D. Lecaroz of Goodwin Procter LLP, who represents Summit and Summit LP, at (617) 570-1306.

Very truly yours,

/s/ Toni Weinstein	/s/ Suzanne D. Lecaroz
Toni Weinstein	Suzanne D. Lecaroz